[BLANK ROME LLP LETTERHEAD]

Phone:	(212) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

August 25, 2011

Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Spirit of America Investment Fund, Inc. (the “Company”)
SEC File Numbers: 333-27925/811-08231

Dear Ms. Stout:

On behalf of the Company, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on July 28, 2011, regarding the Company’s Form N-CSR filed on March 4, 2011 on behalf of each of its underlying series (the “Funds”).

We have set forth below, in boldface type, the text of each comment, followed by the Company’s responses.

1. Comment. For all of the Funds, in Management’s discussion of performance, please be consistent across the Funds when discussing the factors that affected fund performance during the fiscal year. The present disclosure varies among the Funds, certain Funds discuss how investment strategy and market conditions impact performance and others do not. Please confirm that all future filings by the Funds will include a consistent discussion of such factors, as they impacted each Fund’s performance.

Response: The Company hereby represents that all future filings, including each Fund’s semi-annual report for the period ended June 30, 2011, will include a consistent discussion of the factors affecting each Fund’s performance during the fiscal year, including investment strategy and market conditions.

2. Comment. Please confirm that each Fund that had a return of capital during the fiscal year ended December 31, 2010, complied with Rule 19A-1, including providing notification to shareholders regarding the classification of dividends paid.

Sheila Stout

August 25, 2011

Response: The Company hereby confirms, on behalf of its series, Spirit of America Real Estate Income and Growth Fund (the “Real Estate Fund”), that the Real Estate Fund complied with all requirements of Rule 19A-1, including providing notice to its shareholders regarding the classification of dividends paid. None of the other Funds had a return of capital during the fiscal year ended December 31, 2010.

3. Comment. Please explain why the line item in the Real Estate Fund’s Statement of Operations relating to fees waived and recaptured by the Real Estate Fund’s investment adviser is not included in the Real Estate Fund’s fee table in its current Prospectus.

Response: During the fiscal year ended December 31, 2010, the Real Estate Fund’s investment adviser (the “Adviser”) recaptured the balance of its fees previously waived under the Real Estate Fund’s expense limitation agreement. As of the date of the Real Estate Fund’s Prospectus, April 30, 2011, no amounts remained that were eligible for recapture by the Adviser. Under these circumstances, the Company believes the line item was properly omitted from the fee table in the Prospectus.

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In connection with the foregoing responses to the above comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sheila Stout

August 25, 2011

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes